Exhibit 99.1

Universe Pharmaceuticals INC Announces $15 Million Registered Direct Offering

Jiangxi, China, Dec. 09, 2024 (GLOBE NEWSWIRE) -- Universe Pharmaceuticals INC (Nasdaq: UPC) (“Universe Pharmaceuticals” or the “Company”), a pharmaceutical producer and distributor in China today announced that it has entered into a definitive agreement with several investors for the purchase and sale of an aggregate of 18,750,000 of the Company’s ordinary share, par value $0.28125 per share (the “Shares”) (or pre-funded warrants in lieu thereof) at a purchase price of $0.80 per share in a registered direct offering. The purchase price for the pre-funded warrants is identical to the purchase price for Shares, less the exercise price of $0.001 per share.

The Company also agreed to issue to the same investors warrants (the “Warrants”) to purchase up to 18,750,000 ordinary shares at an exercise price of $0.80 per share. The Warrants will have a 5-year term from the date of issuance.

The aggregate gross proceeds to the Company of this offering are expected to be approximately $15 million. The transaction is expected to close on or about December 10, 2024, subject to the satisfaction of customary closing conditions.

Univest Securities, LLC is acting as the sole placement agent.

The registered direct offering is being made pursuant to a shelf registration statement on Form F-3 (File No. 333-268028) previously filed by the Company and declared effective by the U.S. Securities and Exchange Commission (“SEC”) on November 15, 2022. A final prospectus supplement and accompanying prospectus describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, by contacting Univest Securities, LLC at info@univest.us, or by calling +1 (212) 343-8888.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Copies of the prospectus supplement relating to the registered direct offering, together with the accompanying base prospectus will be filed by the Company and, upon filing, can be obtained at the SEC’s website at www.sec.gov.

About Universe Pharmaceuticals INC

Universe Pharmaceuticals INC, headquartered in Ji’an, Jiangxi, China, is a pharmaceutical producer and distributor in China. The Company specializes in the manufacturing, marketing, sales and distribution of traditional Chinese medicine derivatives products targeting the elderly with the goal of addressing their physical conditions in the aging process and to promote their general well-being. The Company also distributes and sells biomedical drugs, medical instruments, Traditional Chinese Medicine Pieces, and dietary supplements manufactured by third-party pharmaceutical companies. Currently, the Company’s products are sold in 30 provinces of China. For more information, visit the company’s website at http://www.universe-pharmacy.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Ms. Lin Yang

Chief Financial Officer of Universe Pharmaceuticals INC

lin.yang@universe-pharmacy.com